UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number 001-33922

DRYSHIPS INC.

74-76 V. Ipeirou Street

151 25, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated October 24, 2014: DryShips Inc. Announces Pricing of 250,000,000 Shares of Common Stock

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: October 24, 2014	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DryShips Inc. Announces Pricing of 250,000,000 Shares of Common Stock

Athens, Greece, October 24, 2014 – DryShips Inc. (NASDAQ: DRYS) (the “Company” or “DryShips”) announced today that it priced the offering of 250,000,000 shares of its common stock, par value $0.01 per share, at a price of $1.40 per share. The offering is expected to close on October 29, 2014. As part of the offering, George Economou, the Company’s Chairman, President and Chief Executive Officer, has purchased $80 million, or 57,142,857 shares, of common stock in the offering at the public offering price. RS Platou Markets, Inc. and Pareto Securities Inc. are acting as joint lead managers, joint bookrunners and placement agents in the offering. ABN AMRO Securities (USA) LLC is acting as joint lead manager and placement agent. DVB Capital Markets LLC is acting as co-manager and placement agent. RS Platou Markets AS and Pareto Securities AS are acting as placement agents. RS Platou Markets AS and Pareto Securities AS are not U.S. registered broker-dealers and to the extent that this offering is made within the United States, their activities will be effected only to the extent permitted by Rule 15a-6 of the Securities Exchange Act of 1934, as amended. The Company intends to use the net proceeds from the offering to repurchase a portion of its $700.0 million principal amount of indebtedness under the 5.0% Convertible Senior Notes maturing on December 1, 2014.

The Company’s common shares trade on the Nasdaq Global Select Market under the symbol “DRYS.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. This offering is being made only by means of a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the offering will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and will be available on the SEC’s website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained from RS Platou Markets, Inc., 410 Park Avenue, 7th Floor, Suite 710, New York, NY 10022, Attention: Raquel Lucas (or by e-mail at office@platou.com) or Pareto Securities Inc., 150 East 52nd Street, 29th Floor, New York, NY 10022, Attention: Kjersti Berg Tufta (or by e-mail at kbt@paretosec.com).

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties, including those discussed below, that could cause the outcome to be materially different.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER OR ANY PLACEMENT AGENT FOR THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST THEM OF RS PLATOU MARKETS, INC. BY CALLING 1-855-864-2265 OR PARETO SECURITIES INC. BY CALLING 1-212-829-4298.

About DryShips

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to Ocean Rig during 2015, 1 of which is scheduled to be delivered to Ocean Rig during 2016 and 2 of which are scheduled to be delivered during 2017.  DryShips owns a fleet of 39 drybulk carriers, comprising 13 Capesize, 24 Panamax and 2 Supramax with a combined deadweight tonnage of approximately 4.3 million tons, and 10 tankers, comprising 4 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.3 million tons.

DryShips’ common stock is listed on the Nasdaq Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

Forward-Looking Statements

The Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips with the SEC.